                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |

                      SECURITIES AND EXCHANGE COMMISSION   +------------------+

                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0056     |
                                  FORM 12b-25              |     Expires:     |
                                                           |   May 31, 1997   |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K  |     hours per    |
                                                           |  response..2.50  |
             [X] Form 10-Q  [_] Form N-SAR                 +------------------+
                                                           +------------------+
For Period Ended: Sept. 30, 2000
                  -----------------
                                                           | SEC File No.     |
                [_] Transition Report on Form 10-K         |                  |
                [_] Transition Report on Form 20-F         |     1-6123       |
                [_] Transition Report on Form 11-K         +------------------+
                [_] Transition Report on Form 10-Q         +------------------+
                [_] Transition Report on Form N-SAR        |     CUSIP No.    |
                                                           |     224174201    |
For the Transition Period Ended: ________________________  +------------------+

 [Read Instruction (on back page) Before Preparing Form. Please Print or Type]

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

-----------------------------------------------------------------------------

Full Name of Registrant

Reading Entertainment Inc.
-----------------------------------------------------------------------------

Former Name if Applicable

-----------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

550 South Hope Street, Ste. 1825
-----------------------------------------------------------------------------

City, State and Zip Code

Los Angeles, CA 90071
-----------------------------------------------------------------------------


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
 [X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                           (Attach Extra Sheets if Needed)
See attached.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Andrzej Matyczynski              213                   239-0555
------------------------------      -------------        --------------------
              (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
    no, identify report(s).                                    [X] Yes   [_] No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes   [_] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made. See attached.
================================================================================

                          Reading Entertainment, Inc.
       ------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11-14-2000                               By /s/ Andrzej Matyczynski
    ---------------------                       --------------------------------

                                                 Andrzej Matyczynski, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

READING ENTERTAINMENT, INC.
---------------------------

PART III - NARRATIVE

Registrant will be unable to timely file its Quarterly Report on Form 10-Q for the nine months ended September 30, 2000 because Registrant needs time to review the results and disclosures of its affiliate, Citadel Holding Corporation, a separate filing registrant, to ensure consistency in reporting. Registrant is currently incorporation such disclosures into its Form 10-Q and will file its Form 10-Q promptly upon preparation of its financial statements and disclosures an din no event beyond the applicable extension period.

PART IV - NARRATIVE

Net loss applicable to common stockholders amounted to approximately ($9,261,000) or basic loss per share of ($1.24) as compared to a net loss applicable to common stockholders of approximately ($19,765,000) or basic loss per share of ($2.65) for the nine months ended September 30, 2000 and 1999, respectively. The $10,504,000 or 53.1% decrease in net loss applicable to common stockholders from prior year is primarily attributable to $14,022,000 of asset impairment charge taken on the assets of The Puerto Rico Theatre Circuit in the 3rd quarter of 1999 as compared to a $3,233,000 impairment charge taken in the 2000 quarter relating to certain assets in Australia.